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SECU ‖‖‖‖‖‖‖‖‖ MMISSION

04017509

C^m $3|23$

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48076

FACING PAGE
Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING___December 31, 2003___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   First Capital Investments, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

___607 10th Street, Suite 303___
                          (No. and Street)

___Golden___   ___CO___   ___80401___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Lincoln Quintana___
      (Name)   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUTANT whose opinion is contained in this Report*

___Cordovano and Honeck, P.C.___
              (Name – if individual, state last, first, middle name)
___201 Steele Street, Suite 300___   ___Denver,___   ___CO___   ___80206___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 29 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of
information contained in this form
                     are not required to respond unless the form displays a currently
valid OMB control number.

OATH OR AFFIRMATION

I, ꓘꓥꓑꓢ Ꭼ, ꓔꓮꓠꓲꓲꓲ _____, swear (or affirm) that, to the best
of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
_____ First Capital Investments, LLC _____, as of _____ December 31 _____, 20___03___, are true
and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has
any proprietary interest in any account classified solely as that of a customer except as follows:

_____

_____

_____

```
╔════════════════════════════════╗
║   SUSAN MILLER                 ║
║   NOTARY PUBLIC                ║
║   STATE OF COLORADO            ║
╚════════════════════════════════╝
```
COMMISSION EXPIRES 9-16-06

~~Susan Miller~~ 2-25-04

_____
Notary Public

_____
Signature

_____ Financial Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SPIC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



FIRST CAPITAL INVESTMENTS, LLC
with
Report of Independent Auditors
December 31, 2003

Prepared by:
Cordovano and Honeck, P.C.
Certified Public Accountants
Denver, Colorado

FIRST CAPITAL INVESTMENTS, LLC
Index to Financial Statements

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

To the Membership of:
First Capital Investments, LLC

We have audited the accompanying statement of financial condition of First Capital Investments, LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Investments, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 2 to the financial statements, the Company conducted the majority of its operations with affiliate companies during the year ended December 31, 2003.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck, P.C.
Denver, Colorado
January 28, 2004

FIRST CAPITAL INVESTMENTS, LLC
Balance Sheet
December 31, 2003

Assets

Current assets:

Cash and cash equivalents	$	1,401,835
Prepaid expenses and other		2,100
Total current assets		1,403,935
Property and equipment, net		21,410
Other assets:		
Deposit		6,000
Due From related party (Note 2)		128,250
Intangible asset, net (Note 3)		40,240
	$	1,599,834

Liabilities and Membership Capital

Current liabilities:

Accounts payable and accrued liabilities	$	8,959
Deferred revenue (Note 2)		15,000
Total current liabilities		23,959
Membership capital		1,575,875
	$	1,599,834

FIRST CAPITAL INVESTMENTS, LLC
Statement of Operations
For the Year Ended December 31, 2003

Revenues:

Related party fees (Note 2)...	$	210,000
Interest and dividends (Note 2)...		3,528
Principal transactions..		29,234
Total revenues..		242,763

Expenses:

Back office, related party (Note 2)..	46,000
Communications and data processing..	23,414
Occupancy..	22,872
Regulatory fees..	1,455
Clearance fees...	16,574
Other expenses...	109,672
Total expenses..	219,987

Income before depreciation and amortization...		22,776
Depreciation and amortization...		(30,924)
Net loss	$	(8,149)

FIRST CAPITAL INVESTMENTS, LLC
Statement of Changes in Membership Capital
January 1, 2002 through December 31, 2003

	Total
Balance at	
January 1, 2002..	$ 1,434,024
Contributions...	200,000
Withdrawals...	(50,000)
Distributions..	—
Net loss...	(8,149)
Balance at	
December 31, 2003..	$ 1,575,875

FIRST CAPITAL INVESTMENTS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(8,149)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization		30,924
Changes in current assets and liabilities:		
Receivables		880
Prepaid expenses and other current assets		17,626
Accounts payable		(53,516)
Net cash used in		
operating activities		(12,234)
Cash flows from investing activities:		
Redemption of clearing agent preferred stock		10,000
Cash advance to affiliate (Note 2)		(125,000)
Net cash used in		
investing activities		(115,000)
Cash flows from financing activities:		
Capital contributions by members		200,000
Capital withdrawals by members		(50,000)
Distributions paid to members		—
Net cash provided by		
financing activities		150,000
Net change in cash and		
cash equivalents		22,766
Cash and cash equivalents:		
Beginning of period		1,379,069
End of period	$	1,401,835
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	—
Interest	$	—

See accompanying notes to financial statements

(1) Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation

First Capital Investments, LLC (the "Company") was organized in the State of Colorado on April 23, 2002. As an NASD member firm, the Company may trade options, and equity securities for its own account provided the trades are cleared by a clearing broker-dealer. In addition, the Company may conduct business in private placement offerings, merger and acquisitions, corporate finance, and permissible offerings under Regulation A. First Capital Investments, Inc., its predecessor, (the "Predecessor") was incorporated in the State of Colorado on January 31, 1995 for the purpose of providing investment-banking services. Investment banking services revenue was derived principally from commissions and advisory fees.

Inherent in the Company's business are various risks and uncertainties, including its limited operating history. The Company's future success will be dependent upon its ability to create trading profits on a timely and cost-effective basis.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Investments

Securities not readily marketable are carried at cost, as determined by management.

Intangible Assets

Intangibles consist of a securities broker-dealer license and NASD membership acquired from an unrelated third-party. Intangibles are amortized using the straight-line method over a period of five years.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement No. 144). Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less cost to sell.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income.

Therefore, no provision or liability for Federal or state income tax is included in the accompanying financial statements.

Securities transactions
Proprietary securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenues and expenses from investment banking services and commissions are recognized based on the terms of each individual agreement.

(2) Related Party Transactions

The Company received payments of $225,000 from an affiliate during the year ended December 31, 2003 pursuant to a written agreement to provide the affiliate with basic broker-dealer operations at $20,000 per month. The agreement was amended in July 2003 to reduce the monthly payment to $15,000. The Company recognized related party revenue totalling $210,000 during the year ended December 31, 2003 and deferred $15,000 until 2004 under the terms of the agreement.

During the year ended December 31, 2003, the Company advanced an affiliate $125,000 for working capital. Accrued interest on the loan as of December 31, 2003 was $3,250.

The Company engaged an affiliate to provide administrative and executive support services. Payments to the affiliates totalled $46,000 for the year ended December 31, 2003. In addition, the Company paid the affiliate $2,000 for technology support for the year ended December 31, 2003.

(3) Balance Sheet Components

Property and Equipment
Listed below are the major classes of property and equipment as of December 31, 2003:

Equipment	$	45,627
Fixtures		2,345
Furniture		6,744
		54,716
Less: accumulated depreciation		(33,306)
	$	21,410

Depreciation and amortization expense was $15,844 for the year ended December 31, 2003.

Intangible Assets
Listed below are the components of intangible assets as of December 31, 2003:

Broker-Dealer License and NASD Membership	$	75,400
Less: accumulated depreciation		(35,160)
	$	40,240

Amortization expense was $15,080 for the year ended December 31, 2003.

(4) Leases

The Company entered into an operating lease for its office space located in Golden, Colorado. The lease period commenced on July 1, 2001 and expires on June 30, 2004. Monthly payments under the lease are $2,015 plus a charge for common area maintenance ("CAM".) Rent expense for the year ended December 31, 2003 totaled $22,761. Future minimum lease payments, excluding CAM, are $12,090:

(5) Members' Capital

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of $1,377,574 and $100,000, respectively.

(6) Subsequent event-Capital Withdrawal

In January 2004, members withdrew capital totalling $1,060,000. The following table shows the effect of these withdrawals on net capital:

As reported	$ 1,377,574
Pro forma	$ 317,574

FIRST CAPITAL INVESTMENTS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Schedule I

Net Capital

Total members' capital qualified for net capital...	$ 1,575,875

Deductions:

Petty cash...	(301)
Property, equipment and intangibles...	(61,650)
Deposits and prepaid items...	(8,100)
Loan to affiliate...	(128,250)
	(198,301)
Net capital...	$ 1,377,574

Aggregate Indebtedness

Items included in the statement of financial condition:

Accounts payable and accrued expenses...	$ 8,959
Total aggregate indebtedness...	$ 8,959

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)..	$ 597
Minimum dollar requirement...	$ 100,000
Net capital requirement..	$ 100,000
Excess net capital...	$ 1,277,574
Excess net capital at 1000%...	$ 1,376,678
Ratio: Aggregate indebtedness to net capital..	.05 to 1

FIRST CAPITAL INVESTMENTS, LLC
Reconciliation of the Computation of Net Capital for
Brokers and Dealers Pursuant to SEC Rule 15c3-1 with
that Reported in Unaudited Part IIA (X-17a-5)

December 31, 2003

Schedule II

Net capital, as reported in Part IIA (X-17a-5) of the Company's unaudited FOCUS report at December 31, 2003	$	1,292,064
Audit adjustments:		
Exemption		100,000
Deferred revenue		(15,000)
Other		510
	$	1,377,574

FIRST CAPITAL INVESTMENTS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

First Capital Investments, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "All customer transactions cleared through another broker-dealer on a fully disclosed basis. First Options of Chicago, Inc."

FIRST CAPITAL INVESTMENTS, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

First Capital Investments, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "All customer transactions cleared through another broker-dealer on a fully disclosed basis. First Options of Chicago, Inc."

Cordovano and Honeck, P.C.   _Certified Public Accountants_

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Membership of:
First Capital Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of First Capital Investments, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that

First Capital Investments, LLC
Independent Auditors' Report on Internal Control
  Required by SEC Rule 17a-5 for a Broker-Dealer
  Claiming an Exemption from SEC Rule 15c3-3
January 28, 2004
Page two

errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of First Capital Investments, LLC, for the year ended December 31, 2003, and this report does not affect our report thereon dated January 28, 2004.

Periodic Computations of Net Capital under Rule 17a-3(a) (11)

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.
January 28, 2004